Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Shares of
Common Stock

of

ADOLOR CORPORATION

at

$4.25 per share, plus one non-transferable contingent payment right for each share, which represents the contractual right to receive up to $4.50 per share upon the achievement of specified milestones

Pursuant to the Offer to Purchase

Dated November 7, 2011

by

FRD ACQUISITION CORPORATION

a wholly-owned subsidiary of

CUBIST PHARMACEUTICALS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF DECEMBER 6, 2011, UNLESS THE OFFER IS EXTENDED.

November 7, 2011

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:

        FRD Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation ("Cubist") has appointed MacKenzie Partners, Inc. to act as Information Agent (the "Information Agent") in connection with Purchaser's offer to purchase all outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Adolor Corporation, a Delaware corporation ("Adolor"), at a price of $4.25 per Share, in cash (the "Closing Amount"), plus one non-transferrable contingent payment right ("CPR") per Share, which represents the contractual right to receive up to an additional $4.50, in cash if specified regulatory and/or commercial milestones are achieved within agreed upon time periods (the Closing Amount plus one CPR, or any such higher consideration per share that may be paid pursuant to the Offer, the "Offer Price"), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer").

        Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Enclosed herewith are copies of the following documents:

  1.
  The Offer to Purchase;

  2.
  A Letter of Transmittal to be used by stockholders of Adolor in accepting the Offer and tendering Shares;

  3.
  A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients' instructions with regard to the Offer;

  4.
  Adolor's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission;

  5.
  The Notice of Guaranteed Delivery with respect to the Shares; and

  6.
  A printed letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

        The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement (as defined herein)) that number of Shares which represents at least a majority of the then issued and outstanding Shares on a fully-diluted basis (which, for purposes of such calculation, includes Shares issuable pursuant to outstanding restricted stock awards, deferred stock units and options, other than options with an exercise price greater than $2.00 above the Offer Price), and the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also conditioned upon the satisfaction of other conditions set forth in Section 14 "Conditions of the Offer" of the Offer to Purchase.

        We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, at the end of December 6, 2011, unless extended.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 24, 2011 (the "Merger Agreement"), among Cubist, Purchaser and Adolor, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Adolor, with the surviving entity, Adolor, becoming a direct wholly-owned subsidiary of Cubist (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by Cubist, Purchaser or Adolor as treasury stock or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest thereon, less any applicable taxes. The Merger Agreement is more fully described in the Offer to Purchase under the heading "The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Plans for Adolor; the Contingent Payment Rights Agreement and CPRs; Confidentiality Agreement; Extraordinary Transactions; Appraisal Rights; Going-Private Transactions."

        At a meeting held on October 23, 2011, the board of directors of Adolor unanimously (i) approved and took all corporate actions required to be taken to authorize the Merger Agreement and the consummation of the transactions contemplated thereby, (ii) resolved that the transactions contemplated in the Merger Agreement are advisable and in the best interests of the stockholders of Adolor, and (iii) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the stockholders of Adolor accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and adopt the Merger Agreement.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by Broadridge Corporate Issuer Solutions, Inc. (the "Depositary") of (a) Share certificates (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR THE SHARES TENDERED, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

        Tendering stockholders will not be obligated to pay brokerage fees or commissions to the Depositary or Information Agent, or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser in the Offer, for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

        Questions and requests for additional copies of the enclosed materials may be directed to us as Information Agent at the address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,
MacKenzie Partners, Inc.

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, CUBIST, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com